[TYLER LETTERHEAD]
August 23, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Stathis Kouninis

Re:	Tyler Technologies, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2004,
filed March 10, 2005
Form 10-Q for the Quarter Ended June 30, 2005,
filed July 28, 2005
Form 8-K, filed July 28, 2005
File No. 1-10485
Dear Mr. Kouninis:
Per our conversation today, the Company hereby requests an extension until September 2, 2005 to respond to the Staff’s letter dated August 16, 2005. Please feel free to contact me if you have any questions or require any additional information with respect to the foregoing request.
Very truly yours,

Brian K. Miller
Senior Vice President
Chief Financial Officer